UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 9 November 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X         Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

Issued by Harmony Gold
Mining Company Limited
09 November 2011
For more details contact:
Mashego Mashego
Executive Director
+27 (0) 82 650 8394 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
BOARD OF DIRECTORS: CHANGES TO FUNCTIONS AND EXECUTIVE
RESPONSIBILITIES
Johannesburg: 09 November 2011: In terms of paragraph 3.59(c) of the JSE Listings
Requirements, the board of Harmony Gold Mining Company Limited (“Harmony”) is pleased to announce the following changes in the functions and/or executive responsibilities of a number of directors:
·       Mr David Noko was appointed as deputy chairman of the board with effect from
         8 November 2011.
·       Ms Cathie Markus will assume the role as chairman and member of the remuneration committee of the board of directors of Harmony with effect from
         30 November 2011. Ms Markus will replace Mr Cedric Savage who will retire as chairman of the remuneration committee on the aforementioned date.
·       Mr Frank Abbott, currently a non-executive director, has been appointed as an executive director with effect from 8 November 2011. Mr Abbott will primarily be responsible for business development within the group. As a result, he will no longer serve as a member of any of the board committees.
The chairman of the board of directors, Mr Patrice Motsepe said, “We are honored and privileged to have these members of the board making themselves available to take up important leadership positions in the company.”
ends

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 9, 2011
Harmony Gold Mining Company Limited
By:     /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director